Exhibit 99.1

Ritchie Bros. Board authorizes share repurchase program; Company announces disposition of excess land in Edmonton

•	Company is committed to offsetting dilution from stock options
•	50 acres of excess, undeveloped land in Edmonton conditionally sold
•	Declares quarterly cash dividend of $0.14 per share

(All figures are presented in US dollars unless otherwise noted)

VANCOUVER, Jan. 12, 2015 /CNW/ - Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, the "Company") announces today that its board of directors has authorized a share repurchase program for the repurchase of up to $100 million worth of common shares of the Company (subject to TSX approval) over the next three years.  The share repurchases will primarily be used to offset dilution from options.  The Company intends to make an application to the TSX for approval of a Normal Course Issuer Bid in February 2015.

"Our strategic roadmap focuses on increasing total shareholder returns through three pillars including growth initiatives, operational effectiveness and optimizing the balance sheet through efficient capital allocation.  Today's announcement of (i) a share repurchase program to offset dilution from stock options and to hold our shares outstanding steady, and (ii) the sale of excess land in Edmonton, which will help increase site returns, is indicative of our commitment to drive shareholder returns," said Ravi Saligram, Chief Executive Officer.

Conditional Sale of Excess Land in Edmonton, AB

Ritchie Bros. has entered into a conditional purchase and sale agreement with a purchaser of 50 acres of excess and undeveloped land adjacent to its Edmonton, AB auction site.  The Company expects its second quarter 2015 cash flow will benefit from approximately CAD$16 million of proceeds from the sale.

"After evaluating future land needs in Edmonton we determined these 50 acres to be excess, and we're pleased that market value for the land will generate a great return for the Company," said Rob McLeod, Chief Financial Officer. "As we evaluate our growth expectations and our returns on our sites, we will consider alternatives for any excess property that may exist."

Quarterly Dividend Declaration

The Company also declares a quarterly cash dividend of $0.14 per common share, payable on March 6, 2015 to shareholders of record on February 13, 2014.

Ritchie Bros. paid shareholders nearly $58 million in total dividends during 2014.  The Company is scheduled to release its full year fiscal 2014 results on February 26, 2015.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward Looking Information

This press release may contain forward-looking information. Such forward looking information involves material assumptions, risks and uncertainties, certain of which are beyond the control of Ritchie Bros. Such assumptions, risks and uncertainties include, without limitation, factors influencing the supply of and demand for used equipment, fluctuations in market conditions and values of used equipment, seasonal and periodic variations in operating results, actions of competitors, the success of the Company's new initiatives, economic and other conditions in local, regional and global markets, and other risks and uncertainties as detailed from time to time in the Company's securities filings. Ritchie Bros.' actual achievements could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking information will transpire or occur. Any forward-looking information is made as at the date of this press release and Ritchie Bros. does not undertake any obligation to update publicly or to revise any of the included forward-looking information, except as may be required by applicable securities laws.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Jamie Kokoska, Director, Investor Relations, Phone: 1.778.331.5219, Email: jkokoska@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 08:30e 12-JAN-15